The Prudential Series Fund
For the period ended 12/31/11
File number 811-03623


SUB-ITEM 77O

Transactions Effected Pursuant to Rule 10f-3


I. Name of Fund: The Prudential Series Fund - SP Small Cap Value Portfolio (Goldman sleeve)

1.   Name of Issuer:  Michael Kors Holdings Limited

2.   Date of Purchase:  December 14, 2011

3.   Number of Securities Purchased:  3,485

4.   Dollar Amount of Purchase:  $69,700

5.   Price Per Unit:  $20.00

6.   Name(s) of Underwriter(s) or Dealer(s)
      From whom purchased:  J.P. Morgan Chase & Co., Morgan Stanley & Co. LLC

7.   Other Members of the Underwriting Syndicate:
Morgan Stanley & Co, LLC, J.P. Morgan Securities LLC, Goldman Sachs & Co, Robert W. Baird & Co. Inc, Jefferies & Company Inc, Nomura Securities International Inc, Piper Jaffray & Co